UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports an 8.5% increase in June 2025 passenger traffic

Mexico City, Mexico, July 7, 2025—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 8.5% in June 2025, as compared to June 2024. Domestic traffic increased 8.2%, and international traffic increased 10.5%.

Of total passenger traffic, 99.5% was commercial, and 0.5% was general aviation.

Two routes started operations during the month:

Chief Financial Officer		Investor Relations:
Ruffo Pérez Pliego		Emmanuel Camacho
+52 (81) 8625 4300	www.oma.aero	+52 (81) 8625 4308
rperezpliego@oma.aero		ecamacho@oma.aero

Total Passengers*

	Jun-2024	Jun-2025	Change %	Ene-Jun 2024	Ene-Jun 2025	Change %
Acapulco	52,055	44,968	(13.6)	283,908	339,835	19.7
Ciudad Juárez	187,908	184,953	(1.6)	1,030,047	1,022,168	(0.8)
Culiacán	187,378	166,875	(10.9)	1,066,920	1,074,868	0.7
Chihuahua	147,463	155,014	5.1	884,526	898,490	1.6
Durango	43,696	44,357	1.5	250,186	260,371	4.1
Mazatlán	146,899	131,583	(10.4)	964,133	907,858	(5.8)
Monterrey	1,097,075	1,323,448	20.6	6,082,657	7,290,381	19.9
Reynosa	46,237	34,470	(25.4)	248,353	206,979	(16.7)
San Luis Potosí	65,356	68,501	4.8	350,393	368,545	5.2
Tampico	46,693	48,200	3.2	259,205	284,617	9.8
Torreón	70,869	67,309	(5.0)	380,679	398,850	4.8
Zacatecas	30,168	34,049	12.9	185,612	189,043	1.8
Zihuatanejo	45,965	49,105	6.8	372,442	386,534	3.8
OMA Total	**2,167,762**	**2,352,832**	**8.5**	**12,359,061**	**13,628,539**	**10.3**

Domestic Passengers*

	Jun-2024	Jun-2025	Change %	Ene-Jun 2024	Ene-Jun 2025	Change %
Acapulco	49,479	41,995	(15.1)	270,790	312,992	15.6
Ciudad Juárez	186,956	183,853	(1.7)	1,026,361	1,017,392	(0.9)
Culiacán	183,134	163,513	(10.7)	1,044,900	1,055,724	1.0
Chihuahua	133,692	140,088	4.8	812,432	817,712	0.6
Durango	32,534	34,100	4.8	199,174	203,486	2.2
Mazatlán	131,152	117,224	(10.6)	733,760	687,853	(6.3)
Monterrey	913,359	1,110,255	21.6	5,117,131	6,055,071	18.3
Reynosa	45,979	34,262	(25.5)	247,098	205,760	(16.7)
San Luis Potosí	40,634	42,171	3.8	222,538	242,837	9.1
Tampico	40,686	39,309	(3.4)	229,153	241,566	5.4
Torreón	61,142	58,532	(4.3)	341,775	351,958	3.0
Zacatecas	15,501	18,456	19.1	109,131	101,281	(7.2)
Zihuatanejo	37,305	41,876	12.3	223,515	251,330	12.4
OMA Total	**1,871,553**	**2,025,634**	**8.2**	**10,577,758**	**11,544,962**	**9.1**

International Passengers*

	Jun-2024	Jun-2025	Change %	Ene-Jun 2024	Ene-Jun 2025	Change %
Acapulco	2,576	2,973	15.4	13,118	26,843	104.6
Ciudad Juárez	952	1,100	15.5	3,686	4,776	29.6
Culiacán	4,244	3,362	(20.8)	22,020	19,144	(13.1)
Chihuahua	13,771	14,926	8.4	72,094	80,778	12.0
Durango	11,162	10,257	(8.1)	51,012	56,885	11.5
Mazatlán	15,747	14,359	(8.8)	230,373	220,005	(4.5)
Monterrey	183,716	213,193	16.0	965,526	1,235,310	27.9
Reynosa	258	208	(19.4)	1,255	1,219	(2.9)
San Luis Potosí	24,722	26,330	6.5	127,855	125,708	(1.7)
Tampico	6,007	8,891	48.0	30,052	43,051	43.3
Torreón	9,727	8,777	(9.8)	38,904	46,892	20.5
Zacatecas	14,667	15,593	6.3	76,481	87,762	14.8
Zihuatanejo	8,660	7,229	(16.5)	148,927	135,204	(9.2)
OMA Total	**296,209**	**327,198**	**10.5**	**1,781,303**	**2,083,577**	**17.0**

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: July 7, 2025